Company Profile

Headquartered in Hauppauge, New York, Medical Action Industries Inc. develops, manufactures, markets and distributes a variety of disposable, surgical related products. The Company's products are marketed primarily to acute care facilities in domestic and certain international markets, and is expanding its end-user base to include physician, dental and veterinary offices. Medical Action is the leading manufacturer and distributor of sterile laparotomy sponges and sterile operating room towels in the United States. The Company's products are marketed through an extensive network of independent distributors, direct sales personnel and manufacturers' representatives. Medical Action has preferred vendor agreements with national distributors, as well as sole source and/or committed contracts with nearly every major group purchasing alliance. The Company also manufactures its products under private label contracts to other distributors and medical suppliers. Medical Action's manufacturing, packaging and warehousing activities are conducted in its newly consolidated Arden, North Carolina facility.

Selected Financial Data


Year ended March 31,                           1998            1997           1996            1995           1994
----------------------------------------------------------------------------------------------------------------------
Operations Data
Net Sales ...............................   $ 54,640,129   $ 46,000,309   $ 38,846,290   $ 35,111,326    $ 36,457,455
Income (loss) before income taxes
  and cumulative effect of
  accounting change .....................      2,756,096      1,642,572      1,204,310       (246,695)        648,723
Net income (loss) .......................      1,684,243        971,347        710,743       (183,146)        392,103
Net income (loss) per common share:
  Basic .................................            .21            .12            .09           (.02)            .05
  Diluted ...............................            .19            .12            .09           (.02)            .05
---------------------------------------------------------------------------------------------------------------------

Balance Sheet Data
Total assets ............................   $ 31,804,444   $ 24,993,552   $ 24,390,336   $ 24,328,602    $ 19,270,845
Working capital (1) .....................     10,988,352     10,228,286     10,334,499     11,034,593       9,020,889
Long-term debt including capital leases
  (less current portion) ................      6,142,900      3,558,674      4,387,958      7,328,626       3,749,965
Shareholders' equity (2) ................     15,579,206     13,417,942     12,273,367     11,209,191      10,883,516
---------------------------------------------------------------------------------------------------------------------

(1) See Management's Discussion and Analysis of Financial Condition and Results of Operations.

(2) There were no cash dividends declared in any of the periods presented above.


The cover of this year's Annual Report reflects Medical Action Industries Inc.'s journey from a simple beginning as a one product company to our present position as a diversified medical device company with worldwide distribution and market leadership. When we search for ways to better meet the needs of our customers, all changes must either demonstrate better patient outcome and/or they must directly reduce costs somewhere along the supply chain. Standardization and utilization have become necessities in today's healthcare marketplace. By working closely with our customers, we have improved patient safety, lowered risks and improved efficiency while reducing costs. Recognizing the pressure to control costs, Medical Action Industries Inc. has been proactive in working on initiatives to streamline and take cost out of the supply chain. Our utilization of electronic data interchange transactions, commitment to error-free pricing and expertise at reducing our distributors' inventory investment are just a few of the ways we assure our customers that they receive our products when they need them at the lowest delivered cost.

                             Corporate Information
                                 and Directory



BOARD OF DIRECTORS

Paul D. Meringola
Chairman of the Board,
Chief Executive Officer and President

Richard G. Satin
Vice President - Operations
and General Counsel

Bernard Wengrover
Certified Public Accountant

Dr. Philip F. Corso
Assistant Clinical Professor of Surgery -
Yale University School of Medicine;
Senior Attending and Emeritus Chief of Plastic Surgery Bridgeport and Norwalk Hospitals

Dr. Thomas A. Nicosia
Fellow of the American College of
Cardiology.  Affiliated with St. Francis and North Shore University Hospitals

EXECUTIVE OFFICERS

Paul D. Meringola
Chairman of the Board,
Chief Executive Officer and President

Richard G. Satin
Vice President - Operations
and General Counsel

Daniel F. Marsh
Vice President - Sales and Marketing

Eric Liu
Vice President-International Operations

OPERATIONS MANAGEMENT

Victor Bacchioni
Corporate Controller

Hal Carpenter
National Accounts Manager

Steve Ferrera
Director of Sales and Marketing-
OEM Division

Philip R. Meringola
Director of Information Systems

John Nie
National Sales Manager

John J. White, Jr.
Vice President-Manufacturing

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Grant Thornton LLP
One Huntington Quadrangle
Melville, New York  11747

REGISTRAR & TRANSFER AGENT

American Stock Transfer and Trust Company
40 Wall Street
New York, New York  10005

SEC FORM 10-K

If you would like a copy of our Annual Report on SEC Form 10-K for the fiscal year ended March 31, 1998, you may obtain it without charge. Direct your request to Medical Action Industries Inc., Corporate Secretary, 150 Motor Parkway, Hauppauge, New York 11788.

DUPLICATE MAILINGS

When a stockholder owns shares in more than one account or when several stockholders live at the same address, they may receive multiple copies of the Annual Report or other mailings.

For further information on how to eliminate multiple mailings, contact American Stock Transfer and Trust Company at (718)921-8293.


COMPANY FACILITIES

Executive Offices
150 Motor Parkway
Hauppauge, New York  11788

Manufacturing and
Distribution Facilities

25 Heywood Road
Arden, North Carolina  28704

99/129 Lafayette Street
Syosset, New York  11791

1938 E. Pomona Street
Santa Ana, California  92705

ANNUAL STOCKHOLDERS' MEETING

The Annual Stockholders' Meeting of Medical Action will be held on Tuesday, August 18, 1998 at the offices of Medical Action Industries Inc., 150 Motor Parkway, lower level, Hauppauge, New York. A Form of Proxy and Proxy Statement is being mailed to stockholders of record with this report.


STOCK TRADING

Medical Action's common stock trades on The Nasdaq Stock MarketSM under the symbol MDCI. As of June 1, 1998, there were approximately 500 stockholders, of record, which does not include approximately 3,500 beneficial owners of shares held in the names of brokers or other nominees. The following table sets forth, for the periods indicated, the high and low prices per share of Medical Action Common Stock as reported by the National Market tier of the NASDAQ Stock Market:

---------------------------------------------------------------------------
                                Fiscal 1998                 Fiscal 1997
---------------------------------------------------------------------------
                             High          Low          High           Low

First Quarter               3-15/16      2              2-1/2        1-25/32
Second Quarter              3-7/8        2-7/8          2-5/16       1-5/8
Third Quarter               4-7/32       2-11/16        2-5/32       1-5/16
Fourth Quarter              4-1/4        2-15/16        3-3/4        1-9/16
---------------------------------------------------------------------------

                                                 Medical Action Industries Inc.
                                                 Executive Offices:
                                                 150 Motor Parkway
                                                 Suite 205
                                                 Hauppauge, NY 11788
                                                 (516) 231-4600

"A combination of organic growth and strategic acquisitions contributed to record financial performance and built a solid foundation to exploit growth opportunities into the next century."

To Our Shareholders, Customers, Healthcare Partners And Teammates:

From every perspective, the 12 months ended March 31, 1998 was Medical Action's most successful year. We reported record net sales, net income and earnings per share while maintaining a strong balance sheet and completing several strategic acquisitions. We continued to build our management infrastructure, consolidated manufacturing facilities and focused our expenditures on programs that maximize the use of our human resources. In addition, we implemented a senior management succession plan under which I was elected Chairman of the Board and Chief Executive Officer in addition to my roles as President and Chief Operating Officer. The sum of these accomplishments provides a solid foundation for continued growth.

Fiscal 1998 was an exciting and rewarding year for Medical Action. Besides being a record year from a financial standpoint, it was a year of significant change in the healthcare landscape. While change always involves new challenges, it also brings new opportunities. Reducing the cost of healthcare delivery was the driving theme throughout our industry - from manufacturers to providers to patients. The pace of consolidation and integration throughout all segments of healthcare created opportunities for growth in our current distribution channels and pathways into new markets for our existing products. Medical Action's execution of its corporate strategy brought success on all fronts.

                                  [BAR GRAPH]
                            Net Income (in dollars)

                      1996           1997           1998
                      ----           ----           ----
                     711,000        971,000      1,684,000


Our financial results speak for themselves. Net sales increased 19% to a record $54,640,000, compared with $46,000,000 in fiscal 1997. Net income for the year rose 73% to a record $1,684,000, compared with $971,000 one year ago. Earnings per basic share increased to a record $0.21 from $0.12 and earnings per diluted share increased to a record $0.19 from $0.12. The record net sales level for fiscal 1998 was primarily attributable to greater domestic penetration in each of the Company's core products, including an increase of $5,087,000, or 38%, in net sales of operating room towels; a $1,064,000, or 28%, increase in net sales of our QuanTech product line; a $938,000, or 5%, increase in net sales of laparotomy sponges and a $810,000 or 14% increase in net sales on the SBW product line which includes net sales from Dayhill Corp. acquired in October 1997.


                                  [BAR GRAPH]
                            Net Sales (in dollars)

                      1996           1997           1998
                      ----           ----           ----
                   38,846,000     46,000,000     54,640,000



During fiscal 1998 we achieved our goal of strengthening our balance sheet as shareholders' equity increased to $15,579,000, or $1.85 per outstanding share, and total assets increased to $31,804,000. Earnings before interest, taxes, depreciation and amortization ("EBITDA"), reached $4,258,000, a 36% increase from fiscal 1997 and more than three times greater than in fiscal 1995. We maintain a keen eye toward maximizing shareholder return through a unique combination of cost control and programmed growth. In last year's annual report, we discussed how our commitments and deployment of resources will be the foundation for our business in the future. Our stated objective has been to have the best available team players in every game-winning position. We made dramatic progress in fiscal 1998 to support this commitment to excellence.

In our core business, Vice President-Sales & Marketing Daniel F. Marsh and his team significantly increased business, while adding more direct sales people and reducing Medical Action's dependence on independent representative organizations. Daniel's team put together the winning proposal for a four-year agreement with VHA Inc., a leading healthcare alliance that represents more than 1,600 member institutions nationwide, for Medical Action's medical pouches. Another example of Daniel's team victories in fiscal 1998 came with significant new business from a new multi-year supply agreement with Allegiance Healthcare Corporation and their designation of Medical Action's sterile laparotomy sponges and sterile operating room towels as "Best Value" products.

To support our growth and commitment to increasing shareholder value, Richard
G. Satin, Vice President-Operations and General Counsel, and his team brought new financial resources to our Company with an expanded and more favorable credit arrangement with our lending institution. In addition, $5.5 million of tax-exempt Industrial Revenue Bonds were secured for the acquisition and renovation of our new 205,000 square foot manufacturing facility, which allowed us to consolidate our three North Carolina facilities into one. Our new manufacturing facility provides us with extensive operating efficiencies and substantial room for growth, while reducing expenses as a result of such advantageous financing. In addition, Richard and his team have continued to provide Medical Action with the legal expertise to handle in-house all of our acquisition needs. Finally, Richard has developed and implemented the necessary programs to meet the ever-increasing requirements of the various regulatory agencies involved in the oversight of our business.

Medical Action's financial philosophy is based on a simple commitment to increasing shareholder value. As an industry leader and low-cost manufacturer, we seek to build upon our core business by continuing to provide unsurpassed service to customers while producing favorable returns to shareholders. The Company has invested heavily in building the financial, capital and human resources necessary to achieve these goals.

                                  [BAR GRAPH]
                       Shareholders' Equity (in dollars)

                      1996           1997           1998
                      ----           ----           ----
                   12,273,000     13,418,000     15,579,000

Medical Action's mission is simple --- to be the supplier of choice throughout the healthcare supply chain. The Company is dedicated to developing and maintaining long-standing relationships based on trust, innovation and service. Combining the supply chain excellence of the Company with its strategic alliances creates a strong bond between Medical Action and our customers. We are committed to reducing the costs of our products and increasing efficiency throughout the supply chain to enhance our competitive edge. At the heart of every business is the customer. Medical Action has remained an industry leader by focusing our efforts on exceptional customer service strategies.

Acquisitions in fiscal 1998 helped us achieve product, market and geographic diversification. In October 1997 we acquired substantially all of the assets of the specialty packaging business of Dayhill Corporation, a private company based in Santa Ana, California. Dayhill's products feature collection systems for the containment and transport of biohazardous waste including biohazard bags, autoclave bags, laboratory transport bags, zip lock bags and sponge counting bags. The acquisition of Dayhill not only broadened our breadth of product offering, but continued our diversification by providing an entree into new markets. These include the clinical laboratory testing market, as well as further penetration into physician and dental offices, and alternate site facilities.

In November 1997 we purchased the ATI PyMaH line of sterilization pouches from 3M Healthcare, which together with Medical Action's line of SBW medical pouches solidified our position as a leading supplier of sterilization packaging products in the United States. In January 1998 Medical Action also acquired the sponge counter product lines of Sage Products, Inc., a leading manufacturer of disposable medical products in the United States, which includes a uniquely designed and patented surgical sponge counting system, SAFE-T-CountTM, as well as a counting system known as Pocket CountTM.

Acquisitions are an important component of our overall corporate strategy. Acquisition candidates will be evaluated on their ability to add breadth to product lines, provide vehicles into new markets or new geographic regions, and improve manufacturing efficiencies. We also will continue to focus on internal product development within all our businesses.

With the healthcare system in the United States changing so rapidly, financial stability, adaptability and the ability to react quickly will be fundamental to success. Industry dynamics, including increasing consolidation of manufacturers, distributors, hospitals and group purchasing organizations ("GPOs"), together with the cost pressures of a managed care environment, are providing greater incentives to reduce the number of duplicate vendors for each product line distributed to hospitals and healthcare facilities. Medical Action, because of our preferred vendor status, is strategically positioned to benefit from increased volume as other, less efficient vendors are eliminated. At the same time, there are tough new regulatory standards for the medical device industry that present formidable barriers to entry for new competitors.

Medical Action has traditionally used its sales force to call on individual hospitals to create demand for our products. Increasingly, we have expanded our national account team to focus on the emerging external influences on the hospital purchasing decision, namely GPOs and distributors. We have leveraged our domestic market share, low-cost supplier position and leadership in supply chain excellence to become the supplier of choice throughout all aspects of the supply chain.

We have preferred vendor status with firms that ship more than 80 percent of the products distributed to the hospital market. Medical Action's portfolio of sole source and/or committed contracts with GPOs is both extensive and complete. Current contracts extending into the next millennium include Premier Inc. (1,822 hospitals), VHA Inc. (1,200 hospitals), Tenet Healthcare Corp. (127 hospitals), AmeriNet (1,903 hospitals), MedEcon (1,046 hospitals), HSCA (961 hospitals), University HealthSystem Consortioum (70 hospitals), Purchase Connection (497 hospitals) and AmeriNet Elite (351 hospitals).

Our strategy going forward is unchanged from the one we shared with you last year. Consolidation within the healthcare industry is a platform of opportunity for our highly focused, flexible and well-capitalized company. We will use our financial resources, distribution channels and acquisitions to broaden our product and market base.

Our plans to grow Medical Action include diversifying the Company's portfolio of GPO contracts, leveraging existing programs for new business, expanding our reach by developing new product lines and product enhancements, and selectively acquiring other companies that are synergistic with our core competencies. Medical Action will continue to be a leader focused on providing innovative solutions to meet our customers' needs.

Medical Action is well positioned for the future. Our reputation for quality is excellent and we are a low-cost provider in an industry characterized by cost reduction. Our service capabilities are flexible and extensive. In addition, our strong capital position and operating cash flow can readily sustain our growth momentum. Our management team has considerable depth and expertise as well as an entrepreneurial spirit fueled by significant stock ownership of the Company. By helping our customers save money, our added value shows on their bottom line and, in turn, on ours.

We will continue to strengthen our commitment to our employees through training, communication and increased empowerment to fully utilize their skills. They are responsible for much of our success and will no doubt lead us to future success. Our management team is focused on building relationships and creating long-lasting alliances, securing our future and enhancing shareholder value.

Medical Action has long been recognized as an efficient manufacturer, measured by operating expenses as a percent of net sales. We have maintained exceptional relationships with our customers and business partners throughout the healthcare supply chain. The Company has recognized the need not only to maximize shareholder return, but to increase communication with shareholders and the investment community. To that end, we intend to spend more time with the investment community in fiscal 1999 as a means to increase awareness of our Company. Medical Action is well positioned for continued growth and enhanced shareholder value in fiscal 1999. We greatly appreciate your continued support and look forward to the challenges and opportunities that lie ahead for all of us.



/s/  Paul D. Meringola
Paul D. Meringola
Chairman of the Board
Chief Executive Officer and President

          Management's Discussion and Analysis of Financial Condition

    The following management discussion and analysis describes material changes in the results of operations of Medical Action Industries Inc. ("Medical Action" or the "Company") during the three years ended March 31, 1998 and the Company's financial condition at that date. Trends of a material nature are discussed to the extent known and considered relevant.

    Certain statements in this discussion constitute forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Statements indicating the Company "plans", "expects", "estimates" or "believes" are forward looking statements that involve known and unknown risks, including the Company's future economic performance and financial results. The forward-looking statements relate to (i) expansion of the Company's market share, (ii) the Company's growth into new markets, (iii) internal development of new products and product lines, (iv) procurement of export visas for operating room towels from China, which may impact their availability and pricing, and (v) retention of the Company's earnings for use in the operation and expansion of its business.

    Important factors and risks that could cause actual results to differ materially from those referred to in the forward-looking statements include, but are not limited to, the effect of economic and business conditions, the impact of healthcare reform, opportunities for acquisitions, the Company's ability to effectively integrate acquired companies, the ability of the Company to maintain its gross profit margins, the ability to obtain additional financing to expand the Company's business, the ability to successfully compete with the Company's competitors that have greater financial resources, the availability and possible increases in raw material prices for operating room towels, the impact of current or pending legislation and regulation, as well as the risks described from time to time in the Company's filings with Securities and Exchange Commission, which include its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

    The forward-looking statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause the actual results, performance and/or achievements of the Company to differ materially from any future results, performance or achievements, express or implied, by the forward-looking statements, and that in light of the significant uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. The Company undertakes no obligation to update periodically any forward-looking statement, whether as a result of new information, future events or otherwise.

RESULTS OF OPERATIONS

Fiscal 1998 Compared to Fiscal 1997

    Net sales for the fiscal year ended March 31, 1998 increased 19% to $54,640,000 from $46,000,000 for the fiscal year ended March 31, 1997. The increase in net sales was primarily attributable to a $5,087,000 or 38% increase in net sales of operating room towels; a $1,064,000 or 28% increase in net sales of the QuanTech product line, an increase of $938,000 or 5% in net sales of laparotomy sponges and a $810,000 or 14% increase in net sales of the SBW product line which includes net sales from Dayhill Corp. acquired in October 1997. Net sales of operating room towels and laparotomy sponges increased by 28% and 3% in unit sales, respectively. Management believes that the increase in net sales of operating room towels, the QuanTech product line, laparotomy sponges and the SBW product line was primarily due to greater domestic market penetration.

    The Company presently obtains substantially all of its raw materials for operating room towels from China. These operating room towels are designated as a textile, for which an export visa is required. These export visas could adversely impact the availability and pricing of operating room towels. In the event that these quota restrictions reduce the availability of operating room towels, the Company will accelerate its procurement of operating room towels from China and, to a lesser extent, secure operating room towels from sources outside of China. Management presently anticipates that it will be able to meet the Company's requirements of operating room towels through fiscal 1999, however higher pricing for such raw materials which the Company began incurring in the fourth quarter of fiscal 1998, due to the availability of export visas, could adversely effect the Company.

    Gross profit increased $2,693,000, or 28%, to $12,366,000 for the fiscal year ended March 31, 1998 as compared to $9,673,000 for the prior fiscal year. Gross profit as a percentage of sales for the fiscal year ended March 31, 1998 increased to 23% from 21% as compared to the prior fiscal year. The increase in gross profit dollars and gross profit as a percentage of net sales for the fiscal year ended March 31, 1998 was due to increased sales volume and lower per unit manufacturing costs resulting from improved efficiency at the Company's manufacturing facilities in North Carolina.

    Selling, general and administrative expenses increased by $1,371,000 to $8,746,000 for the fiscal year ended March 31, 1998 from $7,375,000 for the prior fiscal year. As a percentage of net sales, selling, general and administrative expenses remained at 16.0% as compared to the prior fiscal year. The increase in selling, general and administrative expense dollars was primarily attributable to selling expenses associated with achieving higher net sales.

    Restructuring charges of $260,000 were incurred for the fiscal year ended March 31, 1998 as a result of the Company's consolidation and sale of its Asheville, North Carolina manufacturing facility and two leased warehouse facilities into a newly acquired facility in Arden, North Carolina.

    Interest expense decreased 8% from $655,000 or 1.4% of net sales to $603,000 or 1.1% of net sales for the fiscal years ended March 31, 1997 and March 31, 1998, respectively. The decrease in interest expense was attributable to a decrease in the average principal loan balances outstanding during the fiscal year ended March 31, 1998 as compared to the fiscal year ended March 31, 1997. The decrease in principal loan balances outstanding during the year was primarily attributable to net cash provided from operating activities during fiscal 1998.

    Net income for the fiscal year ended March 31, 1998 was $1,684,000, or $.21 per basic share and $.19 per diluted share as compared to $971,000, or $.12 per basic and diluted share, for the fiscal year ended March 31, 1997. The increase in net income was attributable to the increase in net sales and gross profits and the decrease in interest expense, which were partially offset by an increase in selling, general and administrative expenses and restructuring charges.

Fiscal 1997 Compared to Fiscal 1996

    Net sales for the fiscal year ended March 31, 1997 increased 18% to $46,000,000 from $38,846,000 for the fiscal year ended March 31, 1996. The increase in net sales was primarily attributable to a full year of net sales of the medical sterilization products acquired from Lawson Mardon Medical Products, Inc. in January 1996, which increased $4,837,000; a $890,000 or 7% increase in net sales of operating room towels; a $693,000 or 22% increase in net sales from the QuanTech product line; and an increase of $465,000 or 3% in net sales of laparotomy sponges. Net sales of operating room towels and laparotomy sponges increased by 16% and 3% in unit sales, respectively. Management believes that the increase in net unit sales of operating room towels, the QuanTech product line and laparotomy sponges was primarily due to greater domestic market penetration.

    The Company presently obtains substantially all of its raw materials for operating room towels from China. These operating room towels are designated as a textile, for which an export visa is required. These export visas may impact the availability and pricing of operating room towels. While the Company cannot predict whether or not these conditions will occur during fiscal 1998, the Company has accelerated its procurement of operating room towels from China. Management believes that it will be able to meet the Company's requirements of operating room towels for fiscal 1998.

    Gross profit increased $1,516,000, or 19%, to $9,673,000 for the fiscal year ended March 31, 1997 as compared to $8,157,000 for the prior fiscal year. Gross profit as a percentage of sales for the fiscal year ended March 31, 1997 remained at 21.0% as compared to the prior fiscal year. The increase in gross profit dollars was primarily attributable to the increase in net sales.

    Selling, general and administrative expenses increased by $1,288,000 to $7,375,000 for the fiscal year ended March 31, 1997 from $6,087,000 for the prior fiscal year. As a percentage of net sales, selling, general and administrative expenses increased to 16.0% for the fiscal year ended March 31, 1997 as compared to 15.7% for the fiscal year ended March 31, 1996. The increase in selling, general and administrative expense dollars as a percentage of sales was primarily attributable to selling expenses associated with achieving higher net sales, the introduction of new products resulting from the recent acquisitions, and an increase in our sales and marketing infrastructure, which management believes will facilitate future growth.

    Interest expense decreased 24% from $865,000 or 2.0% of net sales to $655,000 or 1.4% of net sales for the fiscal years ended March 31, 1996 and March 31, 1997, respectively. The decrease in interest expense was attributable to a decrease in the average principal loan balances outstanding during the fiscal year ended March 31, 1997 as compared to the fiscal year ended March 31, 1996. The decrease in principal loan balances outstanding during the year was primarily attributable to net cash provided from operating activities during fiscal 1997.

    Net income for the fiscal year ended March 31, 1997 was $971,000, or $.12 per share (basic and diluted), as compared to $711,000, or $.09 per share (basic and diluted), for the fiscal year ended March 31, 1996. The increase in net income was attributable to the increase in net sales and gross profits and the decrease in interest expense, which were partially offset by an increase in selling, general and administrative expenses.

Liquidity and Capital Resources

    Current assets have increased $2,856,000 to $20,715,000 at March 31, 1998 from $17,859,000 at March 31, 1997. The increase was primarily attributable to a $2,542,000 increase in inventory. The Company increased its inventory primarily to assure supply during fiscal 1999 of operating room towels which are subject to import quotas. The Company had working capital of $10,988,000 with a current ratio of 2.13 at March 31, 1998 as compared to working capital of $10,228,000 with a current ratio of 2.34 at March 31, 1997. Total borrowings outstanding were $12,923,000 with a debt to equity ratio of .83 at March 31, 1998 as compared to $8,317,000 with a debt to equity ratio of .62 at March 31, 1997. The increase in total borrowings outstanding at year-end is primarily due to the purchase and renovation of the Arden, North Carolina manufacturing facility during fiscal 1998.

    On November 6, 1997, the Company signed a Fourth Amended and Restated Revolving Credit Note and Agreement with its existing bank. The Agreement, which expires on September 30, 2000, contains a borrowing limit of $12,000,000. The Credit Agreement bears interest at the prime lending rate, a decrease of 1/4% from the previous agreement, and has a $7,000,000 sublimit for bankers acceptances, which bear interest at 1-1/4% over the prevailing bankers acceptance rate, and a $3,000,000 sublimit for letters of credit. Long term funds available under this Agreement amounted to $4,577,499 at March 31, 1998 as defined in the borrowing base formula. The loan amount is collateralized by all of the assets of the Company and contains certain restrictive covenants, which among other matters, impose limitations with respect to the incurrence of liens, payment of dividends, guarantees, mergers, acquisitions, capital expenditures and specified sales of assets. At March 31, 1998, the Company was in compliance with all such covenants and financial ratios.

    The Company believes that the anticipated future cash flow from operations, coupled with its cash on hand and available funds under its revolving credit agreement, will be sufficient to meet its working capital requirements for fiscal 1999. Management believes that it will be able to meet the anticipated demand for operating room towels for fiscal 1999.

    The Company has substantially completed its program to prepare computer systems and applications for the Year 2000. The Company expects to incur additional internal staff costs as well as consulting and other expenses related to enhancements necessary to complete the systems for the Year 2000. The company is also communicating with customers and suppliers with whom it conducts business to help identify and resolve any potential Year 2000 issues. Management has not quantified the remaining Year 2000 compliance and related expenses to be incurred, however, management believes the remaining costs will not have a material affect on its financial position.

    The Company believes that the relatively moderate rates of inflation in 1998 and 1997 have not had significant impact on sales and profitability.

                                Balance Sheets

                        MEDICAL ACTION INDUSTRIES INC.


---------------------------------------------------------------------------------------------------------
March 31,                                                                         1998           1997
---------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash ...................................................................   $   275,316   $   275,339
   Accounts receivable, less allowance for doubtful accounts of $117,086 at
     March 31, 1998 and $112,239 at March 31, 1997 ........................     6,420,108     6,064,518
   Inventories ............................................................    13,577,197    11,034,902
   Prepaid expenses .......................................................       359,870       237,270
   Other current assets ...................................................        82,999       246,880
-------------------------------------------------------------------------------------------------------

Total current assets ......................................................    20,715,490    17,858,909
Property and equipment, net ...............................................     7,879,663     4,023,409
Investment in joint ventures ..............................................       409,135       495,135
Due from officers .........................................................       256,288       195,000
Excess of cost over net assets acquired, less accumulated amortization of
   $496,448 at March 31, 1998 and $354,696 at March 31, 1997 ..............     2,410,557     2,314,848
Other assets ..............................................................       133,311       106,251
-------------------------------------------------------------------------------------------------------
Total assets ..............................................................   $31,804,444   $24,993,552
-------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity
Current liabilities:
   Accounts payable .......................................................   $ 1,441,248   $ 1,722,842
   Accrued expenses, payroll and payroll taxes ............................       959,038       481,580
   Accrued income taxes ...................................................        24,013        14,031
   Current portion of capital lease obligations ...........................       140,338       130,703
   Notes payable to bank ..................................................     6,982,501     3,954,301
   Current portion of long- term debt .....................................       180,000     1,327,166
-------------------------------------------------------------------------------------------------------
Total current liabilities .................................................     9,727,138     7,630,623
Deferred income taxes .....................................................       355,200       386,313
Capital  lease obligations, less current portion ..........................       382,900       523,636
Long-term debt, less current portion ......................................     5,760,000     3,035,038
-------------------------------------------------------------------------------------------------------
                                                                               16,225,238    11,575,610
-------------------------------------------------------------------------------------------------------
Shareholders' equity :
 Common stock, 15,000,000 shares authorized, $.001 par value:
  issued 8,401,039 shares at March 31, 1998 and 8,230,289
  shares at March 31, 1997 ................................................         8,401         8,230
 Additional paid-in capital, net  of deferred compensation of
 $197,495 at March 31, 1998 and $296,125 at March 31, 1997 ................     8,655,630     8,178,780
 Retained earnings ........................................................     6,915,175     5,230,932
-------------------------------------------------------------------------------------------------------
Total shareholders' equity ................................................    15,579,206    13,417,942
Commitments and Contingencies
-------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity ................................   $31,804,444   $24,993,552
-------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                            Statements of Earnings

                        MEDICAL ACTION INDUSTRIES INC.


--------------------------------------------------------------------------------------
Year ended March 31,                               1998         1997           1996
--------------------------------------------------------------------------------------
Net sales ..................................   $54,640,129   $46,000,309   $38,846,290

Cost of sales ..............................    42,274,066    36,327,173    30,689,411
--------------------------------------------------------------------------------------
Gross profit ...............................    12,366,063     9,673,136     8,156,879
--------------------------------------------------------------------------------------
Selling, general and administrative expenses     8,746,190     7,375,479     6,087,447

Interest expense, net ......................       603,330       655,085       865,122

Restructuring charges ......................       260,447          --            --
--------------------------------------------------------------------------------------
                                                 9,609,967     8,030,564     6,952,569
--------------------------------------------------------------------------------------
Income before income taxes .................     2,756,096     1,642,572     1,204,310

Income tax expense .........................     1,071,853       671,225       493,567
--------------------------------------------------------------------------------------
Net  income ................................   $ 1,684,243   $   971,347   $   710,743
--------------------------------------------------------------------------------------
Net income per common share:
   Basic ...................................   $       .21   $       .12   $       .09
   Diluted .................................   $       .19   $       .12   $       .09
--------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                       Statement of Shareholders' Equity

                        MEDICAL ACTION INDUSTRIES INC.

-----------------------------------------------------------------------------------------------------------------------------------
                                                 Common Stock           Additional      Deferred       Retained  Total Shareholders'
                                             Shares       Amount     Paid-In Capital  Compensation     Earnings         Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance at April 1, 1995 ..............     8,002,289    $     8,002    $ 8,184,471    $  (532,124)   $ 3,548,842    $11,209,191

Issuance of common stock:
      On exercise of stock options ....       207,500            208        159,357                                      159,565
Amortization of deferred
      compensation ....................                                                    114,640                       114,640
Common stock received and retired
      in lieu of cash for exercise of
      stock options ...................       (10,000)           (10)       (17,490)                                     (17,500)
Tax benefit from vesting of stock
      under Restricted Management
      Stock Bonus Plan and exercise
      of non-qualified options ........                                      96,728                                       96,728
Net income ............................                                                                   710,743        710,743
-----------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1996 .............     8,199,789          8,200      8,423,066       (417,484)     4,259,585     12,273,367

Issuance of common stock:
      Pursuant to Stock Incentive
         Plan .........................        10,000             10         23,740        (23,750)
      On exercise of stock options ....        20,500             20         30,005                                       30,025
Amortization of deferred
      compensation ....................                                                    145,109                       145,109
Net tax liability from vesting of stock
      under Restricted Management
      Stock Bonus Plan and exercise
      of non-qualified options ........                                      (1,906)                                      (1,906)
Net income ............................                                                                   971,347        971,347
-----------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1997 .............     8,230,289          8,230      8,474,905       (296,125)     5,230,932     13,417,942

Issuance of common stock:
      Pursuant to Stock Incentive
         Plan .........................        20,000             20         46,390        (46,390)                           20
      On exercise of stock options ....       161,375            161        205,748                                      205,909
Amortization of deferred
      compensation ....................                                                    120,968                       120,968
Cancelation of bonus stock issued
      under Restricted Management
      Stock Bonus Plan ................       (10,625)           (10)       (24,052)        24,052                           (10)
Tax benefit from vesting of stock
      under Restricted Management
      Stock Bonus Plan and exercise
      of non-qualified options ........                                     150,134                                      150,134
Net income ............................                                                                 1,684,243      1,684,243
-----------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1998 .............     8,401,039    $     8,401    $ 8,853,125    $  (197,495)   $ 6,915,175    $15,579,206
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an intergral part of this statement.

                           Statements of Cash Flows

                        MEDICAL ACTION INDUSTRIES INC.

--------------------------------------------------------------------------------------------------------------------------
Year ended March 31,                                                          1998              1997            1996
--------------------------------------------------------------------------------------------------------------------------
Operating activities
Net income ............................................................   $  1,684,243    $    971,347    $    710,743
Adjustments to reconcile net income to net cash
   provided by operating activities:
      Depreciation and amortization ...................................        778,329         687,799         867,851
      Provision for doubtful accounts .................................         28,000          25,000            --
      Deferred income taxes ...........................................        (31,113)         24,589         (52,538)
      Deferred compensation ...........................................        120,968         145,109         114,640
      Loss on sale of property and equipment ..........................         60,808            --            14,324
      Changes in operating assets and liabilities, net of acquisitions:
         Accounts receivable ..........................................        (80,501)        (78,869)        870,426
         Inventories ..................................................     (2,302,162)       (456,304)     (1,241,479)
         Prepaid expenses, other current assets and other receivables .         47,683          32,462         395,908
         Other assets .................................................        (22,801)        (85,431)           --
         Accounts payable .............................................       (488,158)        329,559        (183,091)
         Accrued income taxes .........................................        160,116        (116,189)        214,436
         Accrued expenses, payroll and payroll taxes ..................        459,756        (242,882)        372,380
--------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities .............................        415,168       1,236,190       2,083,600
--------------------------------------------------------------------------------------------------------------------------
Investing activities
Purchase price and related acquisition costs ..........................       (302,765)           --           (75,871)
Purchases of property and equipment ...................................     (5,699,382)       (214,691)        (50,459)
Proceeds from sale of property, plant and equipment ...................      1,335,797          92,000         188,100
Loan to Chairman of the Board .........................................           --           (59,000)        (60,000)
Repayment of loan to Chairman of the Board ............................           --            59,000          60,000
Loans to officers - net ...............................................        (61,288)       (195,000)           --
--------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by investing activities ...................     (4,727,638)       (317,691)         61,770
--------------------------------------------------------------------------------------------------------------------------
Financing activities
Proceeds from revolving line of credit and long-term borrowings .......     12,039,116       2,707,512       3,233,803
Principal payments on revolving line of credit, term loan,
   long-term debt and capital lease obligations .......................     (7,932,588)   `(3,884,624)      (5,562,440)
Proceeds from exercise of common stock purchase warrants
   and employee stock options .........................................        205,919          30,025         142,065
--------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities ...................      4,312,447      (1,147,087)     (2,186,572)
--------------------------------------------------------------------------------------------------------------------------
Decrease in cash ......................................................            (23)       (228,588)        (41,202)
Cash at beginning of year .............................................        275,339         503,927         545,129
--------------------------------------------------------------------------------------------------------------------------
Cash at end of year ...................................................   $    275,316    $    275,339    $    503,927
--------------------------------------------------------------------------------------------------------------------------
Supplemental disclosures:
   Interest paid ......................................................   $    786,572    $    656,841    $    875,923
--------------------------------------------------------------------------------------------------------------------------
   Income taxes paid ..................................................   $    942,850    $    762,824    $    336,478
--------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                        Notes to Financial Statements

         MEDICAL ACTION INDUSTRIES INC.                 MARCH 31, 1998


1. Significant Accounting Policies

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Property and Equipment

Property and equipment are stated at cost. Leases meeting the criteria for capitalization are recorded at the present value of future lease payments. Maintenance and repairs are charged to operations as incurred and expenditures for major improvements are capitalized. The carrying amount and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and any resulting gain or loss is reflected in operations in the year of disposal. Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of the related assets (buildings-40 years; factory equipment-10 to 20 years; fixtures and other equipment-3 to 5 years). Accelerated methods of depreciation are used for tax purposes. Amortization of leasehold improvements is provided on the straight-line method over the period of their economic or related lease lives, whichever is less.

Revenue Recognition

The Company recognizes income (sales) as products are shipped and title passes to customers.

Concentration of Credit Risk

The Company manufactures and distributes disposable medical products principally to medical product distributors, hospital buying groups and hospitals located throughout the United States. The Company performs credit evaluations of its customers' financial condition and does not require collateral. Receivables are generally due within 60-90 days. Credit losses relating to customers have historically been minimal and within management's expectations. (See Note 14 for major customers.)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Earnings Per Share

In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share. Statement 128 replaced the previously reported primary and fully 12 diluted earnings per share with the basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where necessary, restated to conform to the Statement 128 requirements. Note 11 displays a table showing the computation of basic and diluted earnings per share.

Stock Compensation

The Company measures compensation plans using the intrinsic value method and as provided in Note 12 pro forma disclosures of the effect on net income and earnings per share as if the fair value-based method had been applied in measuring compensation expense.

Long-Lived Assets

The Company reviews for the impairment of long-lived assets and certain identifiable intangibles (including the excess of cost over fair value of net assets acquired and property and equipment) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The Company has not identified any such impairment losses.

2. Inventories

Inventories consist of the following:

----------------------------------------------------------
March 31,                          1998            1997
----------------------------------------------------------

Finished goods...............   $ 5,781,229    $ 4,491,193
Raw materials................     7,795,968      6,543,709
----------------------------------------------------------
Total........................   $13,577,197    $11,034,902
----------------------------------------------------------
3. Acquisitions

On January 7, 1998, the Company acquired certain assets relating to the sponge counter product lines of Sage Products, Inc. ("Sage"). The purchase price for the acquired assets was $300,000 in cash, (which was paid at closing). The assets acquired included customer lists, patent and trademarks, and the equipment used in connection with or required for the manufacture of the Sage Product Line. The acquisition has been accounted for as a purchase and the operations relating to the product lines acquired from Sage have been included in the Company's Statement of Earnings since the acquisition date. The excess of the purchase price and related expenses over the net assets acquired amounted to $216,498 and is being amortized over ten (10) years.

On October 30, 1997, the Company acquired certain assets of the specialty medical packaging and collection systems for the containment and transport of biohazardous waste business of Dayhill Corporation ("Dayhill"). The purchase price for the acquired assets consisted of the assumption of approximately $593,000 of Dayhill's liabilities. The acquisition has been accounted for as a purchase and the operations of Dayhill have been included in the Company's Statement of Earnings since the acquisition date. The excess of the purchase price and related expenses over the net assets acquired amounted to $20,964 and is being amortized over ten (10) years.

On January 30, 1996, the Company acquired certain assets of the sterilization packaging, monitoring and contamination control products business of Lawson Mardon Medical Products, Inc. ("SBW"). The purchase price for the acquired assets consisted of $25,000 in cash, a promissory note in the amount of $855,793 and $527,000 of SBW inventory. The acquisition has been accounted for as a purchase and the operations of SBW have been included in the Company's Statement of Earnings since the acquisition date. The excess of the purchase price and related expenses over the net assets acquired amounted to $75,871 and is being amortized over ten (10) years.

4. Property and Equipment

Property and equipment (including those arising from capital leases) are summarized as follows:

-----------------------------------------------------------
March 31,                               1998         1997
-----------------------------------------------------------

Land and Building.................   $4,923,099  $1,550,000
Factory equipment.................    5,547,470   4,994,366
Furniture and fixtures............      479,842     483,229
Leasehold improvements............       57,115     550,259
Capital leases-equipment..........      735,833     735,833
Automobiles and trucks............        6,820       6,820
-----------------------------------------------------------
                                     11,750,179   8,320,507
Less accumulated depreciation
     and amortization.............    3,870,516   4,297,098
-----------------------------------------------------------
                                     $7,879,663  $4,023,409
-----------------------------------------------------------

Depreciation expense amounted to $550,576 and $464,528 in the fiscal years ended March 31, 1998 and 1997 respectively.

5. Joint Venture Agreements

In March 1989, the Company entered into a joint venture agreement with a supplier in the Peoples Republic of China. The name of the joint venture company, in which the Company holds an equity interest of 40%, is Wujiang Action Medical Material Company Limited. Through fiscal 1991 the Company had contributed equipment in the amount of $680,000 and cash in the amount of $153,000.

In fiscal 1990, the Company entered into a second joint venture agreement with another supplier in the Peoples Republic of China. The name of the joint venture company, in which the Company holds an equity interest of 31%, is Zhejiang East Asia Medical Material Co. Limited. The Company contributed $212,000 to this joint venture through fiscal 1993.

The purpose of both joint ventures, which became operational in January 1990, is to manufacture disposable medical towels, gauze sponges, lap sponges and other medical material for sale by the Company. As a result of the economic and other uncertainties of doing business in the Peoples Republic of China, and the Company's inability to exercise significant influence over certain policies of the joint ventures, the Company does not follow the equity method of accounting with respect to these joint ventures. These investments are treated as deferred cost incurred to obtain a reliable supply of quality products and, accordingly, the Company is amortizing the costs of its investments over the initial 15 year term of the joint venture agreements ($86,000 in 1998 and 1997, and $85,000 in 1996.)

6. Related Party Transactions

At various times during fiscal 1998, the Company made loans to certain officers which totaled $61,288 bringing the cumulative total to $256,288 at March 31, 1998. These loans, which charge no interest, are payable on demand and are classified as long-term assets as there are presently no repayment terms.

In October 1997, the Company entered into a Consulting Agreement with the Company's former Chief Executive Officer and Chairman of the Board. The Consulting Agreement provides for an annual fee of $275,000, payable in equal monthly installments, for the ten (10) year period ending December 31, 2007. The consulting services to be provided to the Company include, but are not limited to, the evaluation of the progress of the Company's business development, analysis of the Company's financial condition and proposed operations and the projected financial results thereof. In addition, the Consulting Agreement provides that the Company's former Chief Executive Officer will not, either directly or indirectly, engage in any business competitive to that being carried on by the Company.

7. Income Taxes

Income tax expense (benefit) consists of the following:

-----------------------------------------------------------
March 31,                     1998        1997      1996
-----------------------------------------------------------
Current:
  Federal...............  $  960,492    $561,315  $471,278
  State.................     142,474      85,321    74,827
Deferred................     (31,113)     24,589   (52,538)
-----------------------------------------------------------
                          $1,071,853    $671,225  $493,567
-----------------------------------------------------------

Deferred taxes relate to differences between the tax basis of certain assets and liabilities and their financial reporting amounts. The principal types of such differences relate to accelerated depreciation, inventory and allowances for bad debts.

The following table indicates the significant elements contributing to the difference between the statutory federal tax rate and the Company's effective tax rate for 1998, 1997 and 1996:

-----------------------------------------------------------
March 31,                         1998      1997      1996
-----------------------------------------------------------
Statutory rate................   34.0%      34.0%    34.0%
State taxes...................    3.4        3.4      4.1
Nondeductible expenses........    2.0        3.1      4.0
Other.........................   (0.5)       0.4     (1.1)
-----------------------------------------------------------
Effective tax rate............   38.9%      40.9%    41.0%
-----------------------------------------------------------

8.Leases

The Company leases various warehouse and office space under noncancelable operating leases expiring at various times through fiscal 2000. The Company also leases certain equipment and vehicles under noncancelable capital and operating leases expiring in various years through fiscal 2003.

The following is a schedule of future minimum payments, by year and in the aggregate, under capital leases and noncancelable operating leases with initial or remaining terms of one year or more at March 31, 1998:

-----------------------------------------------------------
                                       Capital    Operating
                                       Leases      Leases
-----------------------------------------------------------
Year ended March 31,
1999...............................   $181,508   $290,953
2000...............................    182,005     80,308
2001...............................    171,658     18,549
2002...............................     72,798     12,044
2003...............................        ---      1,340
-----------------------------------------------------------
Total minimum lease payments.......    607,969   $403,194
Amounts representing interest......     84,731
-----------------------------------------------------------
Present value of net minimum
  lease payments ($140,338 of
  which is current)................   $523,238
-----------------------------------------------------------

Equipment acquired under capital leases was $638,770 in fiscal 1997. Rental expense under operating leases was $472,978, $566,095 and $548,624 for the fiscal years ended March 31, 1998, 1997 and 1996 respectively.

9. Long Term Debt

-----------------------------------------------------------
March 31,                              1998          1997
-----------------------------------------------------------

Revolving credit agreement(a)....  $  440,000    $2,250,000
Equipment and term notes
  payable (c), (d) and (e).......         ---     1,263,373
Mortgage notes payable (f).......         ---       848,831
Industrial Revenue Bonds (b).....   5,500,000           ---
-----------------------------------------------------------
                                    5,940,000     4,362,204
Less current portion.............     180,000     1,327,166
-----------------------------------------------------------
                                   $5,760,000    $3,035,038
-----------------------------------------------------------

    (a) On November 6, 1997, the Company signed a Fourth Amended and Restated Revolving Credit Note and Agreement with its existing bank. The Agreement, which expires on September 30, 2000, increased the borrowing limit to $12,000,000. The credit agree-ment bears interest at the prime lending rate (8.5% at March 31, 1998) and has a $7,000,000 sublimit for bankers acceptances, which bear interest at 1-1/4% over the prevailing bankers acceptance rate, and a $3,000,000 sublimit for letters of credit. Bankers acceptances at March 31, 1998 and 1997 in the amount of $6,982,501 and $3,954,301, respectively, have been classified as notes payable. The weighted average interest rate on such short borrowings outstanding was 7.43% and 7.36% at March 31, 1998 and 1997, respectively. Borrowings are further limited to 80% of eligible accounts receivable, as defined, and 55% of eligible inventory, as defined, with an inventory sublimit of $8,000,000. Borrowings under this agreement are collateralized by all the assets of the Company, and the agreement contains certain restrictive covenants, which among other matters, impose limitations with respect to the incurrence of liens, payment of dividends, guarantees, mergers, acquisitions, capital expenditures and specified sales of assets. The Company is also required to maintain various financial ratios with which it is in compliance at March 31, 1998.

    (b) On July 9, 1997 the Company acquired approximately 32 acres of land located in Arden, North Carolina and an existing 205,000 square foot building located thereon (the "Arden Facility"). The purchase price for the Arden Facility was $2,900,000, which was paid at closing. The acquisition of the Arden Facility was financed with the proceeds from the issuance and sale by The Buncombe County Industrial Facilities and Pollution Control Financing Authority of its $5,500,000 Industrial Development Revenue Bonds (Medical Action Industries Inc. Project), Series 1997 (the "Bonds"). Interest on the Bonds is payable on the first business day of each January, April, July and October commencing October, 1997 and ending July, 2013. Principal payments are due and payable in 60 consecutive quarterly installments of $90,000 commencing October 1, 1998 and ending July 1, 2013 with a final maturity payment of $190,000. The Bonds bear interest at a variable rate, determined weekly. The interest rate on the Bonds at March 31, 1998 was 3.9% per annum. In connection with the issuance of the Bonds, the Company entered into a Letter of Credit and Reimbursement Agreement dated as of July 1, 1997 with a bank for approximately $5,800,000 (the "Reimbursement Agreement") to support principal and interest payments of the Bonds and requires payment of an annual fee of
 .85%. The Company also entered into a Remarketing Agreement, pursuant to which the Remarketing Agent will use its best efforts to arrange for a sale in the secondary market of such Bonds. The Remarketing Agreement provides for the payment of an annual fee of .125%.

As of March 31, 1998 the Company has used all of the $5,500,000 proceeds from the Bonds for the purchase and rehabilitation of the Arden Facility and for the acqusition of machinery and equipment.

    (c) On August 12, 1994, in connection with the QuanTech acquisition, the Company entered into three separate credit notes payable with former creditors of the acquired company: a revolving credit note in the amount of $750,000, which matures on August 2, 1997 and bears interest at 1/4% over the bank's prime lending rate; a promissory note in the amount of $137,912, which matures on August 12, 1997 and bears interest at the rate of 8%, and a promissory note in the amount of $125,461, which also matures on August 12, 1997 and bears interest at the rate of 8%. Each of the notes were fully repaid on their respective maturity dates during the year ended March 31, 1998.

    (d) On September 17, 1993, the Company entered into a term loan agreement with a bank for the purchase of equipment in the amount of $700,000. The loan is payable in six monthly installments of interest only at the rate of prime plus 3/4% followed by fifty-six equal monthly installments of $12,500 plus interest. This note was fully repaid during the year ended March 31, 1998.

    (e) On January 26, 1993, the Company entered into a term loan agreement with a bank for $800,000 payable in equal monthly installments of $16,700 plus interest with the final payment due on January 27, 1997. The term loan bears interest at the rate of prime plus 3/4% and is secured by equipment of the Company. This loan was fully repaid during the year ended March 31, 1997.

    (f) In April 1990, the Company completed the purchase of its Asheville, North Carolina manufacturing facility from a related entity. The purchase of the facility was financed with a twenty (20) year mortgage note payable which requires payments of principal and interest aggregating $19,300 per month. The mortgage bears interest at the prime lending rate plus 1/2 %. On December 11, 1997, the Company sold its manufacturing facility in Asheville, North Carolina. The net selling price after closing costs was approximately $1,332,000. The proceeds were used to pay the remaining mortgage on the facility of $746,000 and then to pay down other debt balances. The net loss on the sale of the building was $61,000 and is included as part of the restructuring charge as discussed in Note 10.

Maturities of long term debt are as follows at March 31, 1998:

--------------------------------------------------------
1999......................................    $  180,000
2000......................................       360,000
2001......................................       800,000
2002......................................       360,000
2003......................................       360,000
Thereafter................................     3,880,000
--------------------------------------------------------
                                              $5,940,000
--------------------------------------------------------

The carrying amounts of the Company's long term debt approximate their fair value at March 31, 1998.

10. Restructuring Charges

As a result of the Company's consolidation of its Asheville manufacturing facility and two leased warehouse facilities into the new Arden Facility, which was completed in the fourth quarter of fiscal 1998, the Company has recorded $260,447 of pre-tax restructuring charges. The restructuring charges include lease termination fees, net loss on the sale of the manufacturing facility in Asheville, North Carolina, and costs incurred for moving inventory and equipment to the recently acquired Arden Facility. As of March 31, 1998, all expenses have been incurred pertaining to the above mentioned charges.

11. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share.
-----------------------------------------------------------------------
                                       1998         1997         1996
-----------------------------------------------------------------------
Numerator:
Net income for basic
   and diluted earnings per share   $1,684,243    $971,347     $710,743
=======================================================================
Denominator:
Denominator for basic
   earnings per share -
      weighted average shares......  8,201,585   8,088,349    7,898,228
Effect of dilutive securities:
Employee stock options.............   642,557      232,158      174,093
Non-vested restricted stock........    89,731      122,591      178,387
Warrants...........................    29,654            0            0
-----------------------------------------------------------------------
Dilutive potential common shares...   761,942      354,749      352,480
Denominator for diluted earnings
   per share - adjusted
   weighted average shares......... 8,963,527    8,443,098    8,250,708
=======================================================================
Basic earnings per share...........      $.21         $.12         $.09
=======================================================================
Diluted earnings per share.........      $.19         $.12         $.09
=======================================================================

12. Shareholders' Equity and Stock Plans

In 1984, The Company's Board of Directors and stockholders approved an Incentive Stock Option Plan (the "Incentive Option Plan"). The Incentive Option Plan, which expired in May 1994, authorized the granting, to key employees, of options to purchase an aggregate of 350,000 shares of the Company's common stock at the fair market value at the date of grant. Options vest over a two year period and expire five years from date of grant unless employment is terminated, in which event, subject to certain exceptions, the options terminate three months subsequent to date of termination. At March 31, 1995, there were no shares available for granting of future options. During fiscal 1997, all remaining outstanding options expired.

During fiscal 1990, the Company's Board of Directors and stockholders approved a Non-Qualified Stock Option Plan (the "Non-Qualified Option Plan"). The Non-Qualified Option Plan, as amended, authorizes the granting to employees of the Company options to purchase an aggregate of 1,650,000 shares of the Company's common stock. The options are granted at the fair market price or at a value that is not less than 85% of the fair market value on the date of grant. The options are exercisable in two equal installments on the first and second anniversary of the date of grant. Options expire five years from the date of grant unless the employment is terminated, in which event, subject to certain exceptions, the options terminate two months subsequent to date of termination. At March 31,1998 there were 108,875 shares available for granting of future options. The number of shares exercisable at March 31 1998, 1997 and 1996 were 423,500, 456,000 and 349,500, respectively.

In 1984, the Company's Board of Directors and stockholders approved a Restricted Management Stock Bonus Plan (the "Bonus Plan"). Under the Bonus Plan, which expired in May 1994, 500,000 shares of the Company's common stock may be sold to executives and other key salaried employees at par value ($.001 per share). Shares issued under the Bonus Plan vest in four equal installments on the second, third, fourth and fifth anniversaries of the date of issuance. Except for those shares which have vested, shares issued under the Bonus Plan may not be sold, transferred or otherwise disposed of unless they are first offered to the Company at par value. At March 31, 1998, 473,563 shares had been issued, of which 414,813 have vested.

In 1994, the Company's Board of Directors and stockholders approved the 1994 Stock Incentive plan (the "Incentive Plan"), which as amended covers 850,000 shares of the Company's common stock. The Incentive Plan, which expires in 2004, permits the granting of incentive stock options, shares of restricted stock and non-qualified stock options. All officers and key employees of the

Company and its affiliates are eligible to participate in the Incentive Plan. The Incentive Plan is administered by the Stock Option Committee of the Board of Directors, which determines the persons to whom, and the times at which awards will be granted. In addition, the Stock Option Committee decides the type of awards to be granted and all other related terms and conditions of the awards. The per share exercise price of any option may not be less than the fair market value of a share of common stock at the time of grant. Grants outstanding at March 31, 1998 vest in two equal installments on the first and second anniversary of the date of grant. Future grants may have different vesting schedules. At March 31, 1998, there were 270,000 shares available for future grants. At March 31, 1998, 30,000 shares of restricted stock are outstanding, 5,000 of which have vested. Furthermore, the number of non-qualified options exercisable at March 31, 1998, 1997, and 1996 were 372,500, 135,000 and 0 respectively. No incentive options have been issued under this plan.

The Company's 1996 Non-Employee Director Stock Option Plan (the "Director Plan") was approved by the stockholders in August, 1996 and covers 100,000 shares of the Company's common stock. Under the terms of the Director Plan, each non-employee director of the Company will be granted each year an option to purchase 2,500 shares of the Company's common stock. The authorization for grants under the Director Plan will expire after the annual meeting 17 in 2006. The Company believes that the Director Plan will encourage stock ownership by non-employee directors, thus benefiting stockholders by giving such directors a propriety interest in the Company. Also, the Director Plan will enhance the Company's ability to attract, retain and suitably reward directors of exceptional ability, upon whose leadership and management skills the Company's future rests in large part. At March 31, 1998 there were 92,500 shares available for granting of future options. None of the shares granted were exercisable at March 31, 1998.

Pursuant to an employment agreement expiring in August 1998, the Board of Directors approved the issuance of a five year warrant to purchase the Company's common stock to the former principal stockholder of QuanTech, Inc. The warrant, which expires on August 10, 1999, permits the holder to purchase 80,592 shares of common stock at $2.1875 per share, the market value on the date of grant.

Pursuant to an employment agreement expiring in October 2000, the Board of Directors approved the issuance of a five year warrant to purchase the Company's common stock to a former principal stockholder of Dayhill Corporation. The warrant, which expires on October 30, 2002, permits the holder to purchase 70,000 shares of common stock at $3.94 per share, the market value on the date of grant.

In accordance with the provisions of SFAS No. 123, the Company has

        Option activity under the option plans during the three years ended March 31, 1998 is summarized as follows:


                                                                                               1996 Non Employee         Weighted
               Incentive Option Plan  Non-Qualified Option Plan   1994 Stock Incentive Plan Directors Stock Option Plan   Average
               Number of Option Price Number of     Option Price  Number of  Option Price   Number of   Option Price    Option Price
               Shares    Per Share    Shares        Per Share     Shares     Per Share       Shares    Per Share          Per Share
------------------------------------------------------------------------------------------------------------------------------------

Balance at
April 1, 1995   147,500   $2.50       666,500      $.60-$4.125         ---           ---      ---          ---            2.20
 Granted......      ---     ---       268,000       $.97-$2.14     270,000    $.97-$2.19      ---          ---            1.50
 Exercised....      ---     ---      (207,500)      $.60-$.875         ---           ---      ---          ---             .77
 Cancelled....      ---     ---      (108,500)      $.97-$3.25         ---           ---      ---          ---            2.49
----------------------------------------------------------------------------------------------------------------------------------
Balance at
March 31, 1996  147,500   $2.50       6l8,500      $.97-$4.125     270,000    $.97-$2.19      ---          ---            2.09
----------------------------------------------------------------------------------------------------------------------------------

 Granted......      ---     ---       303,250      $1.69-$2.38     205,000   $1.88-$2.38      ---          ---            1.88
 Exercised....      ---     ---       (20,500)      $.97-$1.75         ---           ---      ---          ---            1.46
 Cancelled.... (147,500)  $2.50       (20,500)      $.97-$2.50         ---           ---      ---          ---            1.71
----------------------------------------------------------------------------------------------------------------------------------
Balance at
March 31, 1997      ---     ---       880,750       $.97-$2.50     475,000    $.97-$2.38      ---          ---            1.71
----------------------------------------------------------------------------------------------------------------------------------

 Granted......      ---     ---       303,000      $2.09-$3.25      75,000         $3.25    7,500        $3.00            2.82
 Exercised....      ---     ---      (186,375)      $.97-$2.19         ---           ---      ---          ---            1.57
 Cancelled....      ---     ---      (147,875)      $.97-$3.00         ---           ---      ---          ---            1.75
------------------------------------------------------------------------------------------------------------------------------------
Balance at
March 31, 1998      ---     ---       849,500       $.97-$3.25     550,000    $.97-$3.25    7,500        $3.00            2.02
------------------------------------------------------------------------------------------------------------------------------------

elected to apply APB 25 and related interpretations in accounting for its stock-based awards because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123 requires use of option valuation models that were not developed for use in valuing such stock-based awards. For the years ended March 31, 1998, 1997, and 1996, all stock-based awards were granted with an exercise price equal to the fair market value on their date of grant. Therefore, under the provisions of APB 25, no compensation expense has been recognized with respect to such awards. If the Company had elected to recognize compensation expense based on the fair value of the stock-based awards granted at grant date as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below :

--------------------------------------------------------------
                                         1998          1997
--------------------------------------------------------------

Net income-as reported .........      $1,684,243      $971,347
Net income-pro forma ...........       1,342,724       791,826
Earnings per share- as reported:
  Basic ........................           $ .21          $.12
  Diluted ......................             .19           .12
Earnings per share - pro forma:
  Basic ........................             .16           .09
  Diluted ......................             .15           .09
--------------------------------------------------------------

The fair value of the Company's stock-based awards is estimated on the date of grant using the Black-Scholes option-pricing model assuming no expected dividends and the following weighted average assumptions:

----------------------------------------------------------
                                     1998       1997
----------------------------------------------------------
Expected stock price volatility        .710     .625
Risk-free interest rate .......       6.43%    6.25%
Expected life of options ......     4 years  4 years
----------------------------------------------------------

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock-based awards have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The weighted average fair value of stock-based awards granted is $1.74 in fiscal 1998 and $1.02 in fiscal 1997. The weighted-average remaining contractual life of all stock-based awards outstanding at March 31, 1998 is
3.2 years. The weighted-average exercise price of all stock-based awards exercisable at March 31, 1998 is $1.69. The pro forma effect on net income in fiscal 1997 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to fiscal 1996.

13. Retirement Plan

Effective April 1, 1988, the Company adopted a retirement plan for all of its employees pursuant to section 401(k) of the Internal Revenue Code. Subject to the terms and conditions of the plan, each eligible employee may contribute up to 15% of his or her compensation as defined therein. In addition, the Plan provides for a discretionary matching company contribution of 50% of the employee's contribution up to a maximum of 6% of their compensation. The Company's contribution vests over a period of four years and amounted to $40,085 in 1998, $41,276 in 1997 and $10,140 in 1996.

14. Other Matters

    (a) The Company operates in one industry, disposable medical products.

    (b) The Company presently obtains substantially all of its raw materials for operating room towels from China. These operating room towels are designated as a textile, for which an export visa is required. These export visas have continued to impact the availability and pricing of operating room towels. While the Company cannot predict whether or not these conditions will continue during fiscal 1999, the Company has accelerated its procurement of operating room towels from China. Management believes that it will be able to meet the Company's requirements of operating room towels for fiscal 1999.

    (c) Sales to Allegiance Healthcare Corp., Owens and Minor Inc. and McKesson General Medical (the "Distributors") accounted for approximately 24%, 23% and 10% of net sales, respectively for the fiscal year ended March 31, 1998, and 18%, 23% and 10%, respectively for the fiscal year ended March 31, 1997, and 21%, 23% and 10%, respectively for the fiscal year ended March 31, 1996.

Although the Distributors may be deemed in a technical sense to be major purchasers of the Company's products, the Distributors typically serve as a distributor under a purchase order or supply agreement between the customer and the Company and do not purchase for their own accounts. The Company, therefore, does not believe it is appropriate to categorize the Distributors as actual customers.

    (d) Product development costs charged to expense were $364,000, $315,000 and $291,000 for the years ended March 31, 1998, 1997and 1996, respectively.

    (e) The Company is a party to lawsuits arising out of the conduct of its ordinary course of business, including those related to product liability and the sale and distribution of its products, which management believes are covered by insurance. While the results of such lawsuits cannot be predicted with certainty, management does not expect that the ultimate liabilities, if any, will have a material adverse effect on the financial position or results of operations of the Company.

                    Statement of Management Responsibility

   The financial statements included in this annual report have been prepared by the management of Medical Action Industries Inc. which has primary responsibility for the integrity and objectivity of the statements. The financial statements were prepared in conformity with generally accepted accounting principles and include, where necessary, certain estimates and judgements by management deemed appropriate in light of existing circumstances.

   Management is also responsible for maintaining a system of internal accounting controls designed to provide reasonable assurance that transactions are properly authorized and recorded and the Company's assets are safeguarded against material loss and unauthorized use or disposal. To accomplish this, management has developed prescribed policies and procedures encompassing all facets of the Company's accounting system. These policies and procedures are continuously monitored by management and are updated or modified as needed.

   The fiscal 1998 financial statements of the Company have been audited by Grant Thornton LLP, independent certified public accountants. Their accompanying report is based on an audit conducted in accordance with generally accepted auditing standards. As part of their audit, they perform a review of internal accounting controls and financial reporting matters for the purpose of determining the amount of reliance to place on those controls relating to the audit tests they perform.

   The Company's Board of Directors maintains an Audit Committee consisting of outside directors who meet periodically with management and separately with the independent auditors to review financial reporting matters and to discuss issues relating to their audit.

/s/ Paul D. Meringola
Paul D. Meringola, Chief Executive
Officer, Chairman of the Board and President


/s/ Richard G. Satin
Richard G. Satin, Vice President of Operations
and General Counsel

                            Reports of Independent
                         Certified Public Accountants

Stockholders and Board of Directors
Medical Action Industries Inc.

     We have audited the accompanying balance sheet of Medical Action Industries Inc. as of March 31, 1998, and the related statements of earnings, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Action Industries Inc. as of March 31, 1998, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

/s/ Grant Thornton LLP
Melville, N.Y.
May 28, 1998


Stockholders and Board of Directors Medical
Action Industries Inc.

     We have audited the accompanying balance sheet of Medical Action Industries Inc. as of March 31, 1997, and the related statements of earnings, shareholders' equity and cash flows for each of the two years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Action Industries Inc. at March 31, 1997, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP
Melville, N.Y.
May 23, 1997